VIA EDGAR

May 6, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E. Washington, D.C. 20549

Attention:	Catherine De Lorenzo

Mary Beth Breslin

William Demarest

Mark Rakip

Re:	Perimeter Acquisition Corp. I

Amendment No. 1 Registration Statement on Form S-1

Filed April 18, 2025

File No. 333-285974

Ladies and Gentlemen:

On behalf of our client, Perimeter Acquisition Corp. I (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission relating to the Company’s Registration Statement on Form S-1, as amended by Amendment No. 1 on April 18, 2025 (the “Registration Statement”) contained in the Staff’s letter dated May 6, 2025 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing Amendment No. 2 to the Registration Statement together with this response letter. The Registration Statement also contains certain additional updates and revisions.

For the convenience of the Staff, each comment from the Comment Letter is restated in bold prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1

General

1.	We note the Letter Agreement filed as Exhibit 10.8 requires the prior consent of the sponsor before entering into a definitive agreement regarding a proposed business combination. Please revise the registration statement to include this disclosure. Refer to Item 1603(a)(5) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and directs the Staff’s attention to the disclosure on pages 12, 52, 106 and 114 of the Registration Statement, which addresses the Staff’s comment.

Exhibits

2.	Please request that Cayman counsel revise its opinion in Exhibit 5.2 to remove inappropriate assumptions. For example, we note paragraph 11 of Schedule 2. It is not appropriate for counsel to include in its opinion assumptions that assume any of the material facts underlying the opinion. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has filed an updated legal opinion from the Company’s Cayman Islands counsel to address the Staff’s comment.

Please do not hesitate to contact me at (212) 419-5904 or dforman@lowenstein.com if you have any questions regarding the foregoing or if we can provide any additional information.

Sincerely,

/s/ Daniel Forman
Daniel Forman

Cc	Josef Valdman, Chief Executive Officer and President
Joel Rubinstein, White & Case LLP Daniel Nussen, White & Case LLP